                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             CT Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   126426 40 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael R. Coltrane
  c/o CT Communications, Inc., 1000 Progress Place Northeast, Concord, NC 28025
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


-----------------------------                   --------------------------------
CUSIP No. 126426 40 2                           Page   2   of  3  Pages
-----------------------------                   --------------------------------

--------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        MICHAEL R. COLTRANE
        C/O CT COMMUNICATIONS, INC.
        1000 PROGRESS PLACE NORTHEAST
        CONCORD, NC 28025

--------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
        N/A                                                                                           (b) [ ]

--------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*
        PF, OO

--------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              589,215

       NUMBER OF       ---------------------------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY             773,004
       OWNED BY
         EACH          ---------------------------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON                589,215
         WITH
                       ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              773,004

--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,362,219

--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.24%

--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



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-----------------------------                   --------------------------------
CUSIP No. 126426 40 2                           Page   3   of  3  Pages
-----------------------------                   --------------------------------


               This Amendment No. 1 amends the Schedule 13D (the "Original
Schedule 13D") filed by Michael R. Coltrane (the "Reporting Person") with the Securities and Exchange Commission on March 12, 2000, relating to the Common Stock of CT Communications, Inc., a North Carolina corporation (the "Company"). Capitalized terms used herein without definition have the meaning set forth in the Original Schedule 13D.

Item 5.        Interest in Securities of the Issuer

               Item 5 is hereby amended and restated in its entirety as follows:

               (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,362,219 shares of Common Stock, which represents approximately 7.24% of the shares of Common Stock outstanding on June 11, 2002. The shares beneficially owned by the Reporting Person include 732,062 shares of Common Stock held by the Schramm Trust, for which the Reporting Person acts as co-trustee and, therefore, is deemed to share voting and dispositive power.

               (b) The number of shares of Common Stock as to which the Reporting Person has

                   (i)    sole power to vote or direct the vote is                  589,215

                   (ii)   shared power to vote or direct the vote is                773,004

                   (iii)  sole power to dispose or direct the disposition is        589,215

                   (iv)   shared power to dispose or direct the disposition is      773,004

               (c) On June 11, 2002, the Schramm Trust sold an aggregate of 200,000 shares of Common Stock in a private transaction at a price of $13.40 per share. It also sold 2,500 shares on June 12, 2002 and 2,500 shares on June 14, 2002 in open market transactions at a price of $14.30 and $13.80 per share, respectively. The Schramm Trust received all the proceeds from these three sale transactions.

               (d) As the direct owner of 732,062 shares of Common Stock, the Schramm Trust will receive any dividends from, or the proceeds from any sale of, such shares of Common Stock. As previously discussed in the Original Schedule 13D, the Reporting Person is deemed the beneficial owner of shares of Common Stock owned directly by the Reporting Person's spouse and by grantor retained annuity trusts, for which the Reporting Person is the trustee and a beneficiary. Accordingly, the Reporting Person's spouse and the grantor retained annuity trusts will receive any dividends from, or the proceeds from any sale of, the shares of Common Stock directly owned by them.

               (e)    Not applicable.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.


Date:  June 21, 2002

/s/ Michael R. Coltrane
------------------------
Michael R. Coltrane